December 22, 2005
Via Electronic Submission
Ms. Angela Crane
Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549

RE:	File No. 1-12123
Staff letter dated November 30, 2005 regarding JLG Industries, Inc.
Form 10-K for the fiscal year ended July 31, 2005
Form 8-K filed September 23, 2005
File No. 1-12123
Dear Ms. Crane:
On behalf of JLG Industries, Inc., a Pennsylvania corporation (the “Company”), we are providing the following responses to the comment letter dated November 30, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended July 31, 2005 that was filed with the Commission on October 3, 2005, and the Company’s Form 8-K that was filed with the Commission on September 23, 2005. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here in bold for ease of reference. Amounts are stated in thousands unless otherwise indicated.
Form 10-K for the fiscal year ended July 31, 2005
Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page F-12
Results of Operations, page 13
1. When you cite more than one factor in explaining the change in a financial statement line item the amounts of the individual factors cited, including offsetting factors should be separately quantified. Please apply throughout MD&A in future filings.

Response:
We have included the amounts related to factors cited in our MD&A when the factors can be precisely quantified. When this is not practical, we have followed the policy of listing contributing factors in order of relative importance, regardless of whether they are quantified by a dollar amount, and have included the following disclosure in MD&A:
“In the discussion and analysis of financial condition and results of operations that follows, we attempt to list contributing factors in order of significance to the point being addressed.”
While the specific impact of individual factors cannot always be precisely quantified, we will endeavor to improve our disclosures in this area throughout MD&A prospectively.
Note 1 – Summary of Significant Accounting Policies, page 32
Revenue Recognition, page 32
2. We note for certain sales transactions you recognize revenue prior to the time the customer takes physical possession. Please confirm that the customer has the risk of loss in the event of theft or physical destruction or damage to the product.

Response:
As explained more fully below, we confirm that the customer has the risk of loss in the event of theft or loss.
We disclosed the following in the Notes to our Consolidated Financial Statements, Note 1 — Summary of Significant Accounting Polices, Revenue Recognition:
“Sales of non-military equipment and service parts are unconditional sales that are recorded when product is shipped and invoiced to independently owned and operated distributors and customers. Normally our sales terms are “free-on-board” shipping point (FOB shipping point). However, certain sales, including our All-Terrain Lifter, Army System (“ATLAS”) brand of military telehandler products, may be invoiced prior to the time customers take physical possession. In such cases, revenue is recognized only when the customer has a fixed commitment to purchase the equipment, the equipment has been completed and made available to the customer for pickup or delivery, and the customer has requested that we hold the equipment for pickup or delivery at a time specified by the customer. In such cases, the equipment is invoiced under our customary billing terms, title to the equipment and risk of ownership passes to the customer upon invoicing, the equipment is segregated from our inventory and identified as belonging to the customer, and we have no further obligations under the order other than customary post-sales support activities. In the instances that our shipping terms are “shipping point destination,” revenue is recorded at the time the goods reach our customers.”
A portion of our military sales (ATLAS brand) are recorded as bill and hold transactions. The military inspects the products at the Company location and then provides written documentation to the Company whereby it accepts risk of loss in the event of theft or physical destruction or damage to the product. Supplementally, we disclose to the Staff that revenue recorded under the bill and hold method for the fiscal year ended July 31, 2005 was 1.2% of total revenues.
3. Please tell us and revise future filings to describe the significant terms and conditions of your sales to distributors, including a description of the specific incentives and other compensation that you grant. Tell us if there are any cancellation provisions in the dealers’ contracts either for cancellation of purchases or cancellation of the relationship. Also tell us and revise future filings to address how you account for returns, price protection, price concessions, and other sales incentives, as applicable.

Response:
As disclosed in our Form 10-K on page 5:
“Our products are marketed to over 3,500 locations worldwide through independent rental companies and distributors that rent and sell our products and provide service support, as well as through other sales and service branches or organizations in which we hold equity positions.”
With respect to our sales to distributors, we supplementally disclose to the Staff that JLG sells products and parts to distributors at JLG’s published prices, with a discount structure that is typically negotiated with each distributor, and terms in effect at the date of shipment. In addition, these pricing structures may include specific volume-based incentives, which are calculated and paid or credited on account as a percentage of actual purchases. We account for these incentives as sales discounts at the time of revenue recognition as a direct reduction of sales. Sales terms to distributors are normally FOB shipping point and credit terms are included on the invoice.
Distributor agreements generally provide that no orders may be cancelled by a distributor after acceptance by JLG without the written consent of JLG. Orders may also be cancelled if the agreement is terminated. The distributor agreement may be terminated if the distributor files for bankruptcy, if JLG notifies the distributor that it disapproves of any change made in the distributor’s ownership or key management or by either party to the agreement giving the other party 60 days’ written notice.
Generally, we do not provide price protection, such as guaranteed residual or trade values, and we do not provide a return right to our distributors or customers and, therefore, do not have a sales return accrual.

We will add the following to our revenue recognition accounting policy disclosure prospectively:
The terms for sales transactions with some of our distributors and customers may include specific volume-based incentives, which are calculated and paid or credited on account as a percentage of actual purchases. We account for these incentives as sales discounts at the time of revenue recognition as a direct reduction of sales. We review our accrual for sales incentives on a quarterly basis and any adjustments are reflected in current earnings.
4. As a related matter please provide us with and revise future filings to include a valuation and qualifying accounts schedule as required by Rule 12-09 of Regulations S-X for all material valuation accounts, including your allowance for sales returns and discounts and doubtful accounts.

Response:
As previously noted, we do not provide for a right of return on our products. As a result, we do not have sales returns and, therefore, allowances for sales returns. We did not include the schedule for allowances for doubtful accounts because we determined that the amounts were not material. We supplementally disclose to the Staff that our allowance for doubtful accounts reserve was $11.3 million as of July 31, 2005 which represents only 1.3% of total current assets and only 2.6% of the total gross receivables balance. The $7.4 million reserve associated with our notes receivables as of July 31, 2005 represents only 0.6% of total assets as of July 31, 2005. In addition, both reserves are disclosed in our Form 10-K.
5. Please address the following related to the gains on sale of used equipment:
•	Describe to us the material terms of the rental purchase guarantee agreements entered into with your customers.

•	Tell us in greater detail how you account for these transactions and cite the accounting literature upon which you rely.

•	Tell us the useful life you assigned to this equipment and where you record the related depreciation

•	Describe how you test the assets for impairment pursuant to SFAS 144.
We may have additional comments after reviewing your response.
Response:
This comment appears to blend comments regarding both used equipment and equipment held for rental.
Transactions related to the sale of non-rental used equipment are reported as sales and cost of sales in our consolidated income statement. Used equipment is included with finished goods in inventory at the lower of cost or market in our consolidated balance sheet.
Conversely, equipment held for rental represents the Company’s own fleet of rental equipment which is rented to our customers. Revenue generated from the rental of equipment held for rental is disclosed as rental revenue in the consolidated income statement. The related depreciation expense is disclosed with cost of sales. Equipment held for rental and related accumulated depreciation are disclosed separately in our consolidated balance sheet. Transactions related to the sale of equipment held for rental are reported as sales and cost of sales in our consolidated income statement and as gains on the sale of equipment held for rental in our consolidated statement of cash flows.
The Company enters into three types of rental agreements, Rent-to-Rent, Rental Purchase Options (RPO) and Rental Purchase Guarantees (RPG). An explanation of each with the related accounting is as follows:
Rent-to-Rent – As disclosed in Item 1 of our Form 10-K on page 4, the Company maintains a rental fleet to support its rental company customers’ demands for short-term equipment requirements. These contracts provide for monthly rentals of access equipment.
Rental Purchase Options – The Company enters into RPO contracts with its customers usually for rental periods of 12 months or less with an option to purchase the equipment. The terms of the agreements are structured to encourage the lessee to purchase the equipment during or at the end of the rental period.
For both of the above types of rental contracts, we disclose our revenue recognition policy in the Notes to our Consolidated Financial Statements, Note 1 — Summary of Significant Accounting Polices.
“In addition, net revenues include rental revenues earned on the lease of equipment held for rental. Rental revenues are recognized in the period earned over the lease term.”
As disclosed in the Notes to our Consolidated Financial Statements, Note 1 — Summary of Significant Accounting Polices, depreciation of equipment held for rental is computed using the straight-line method, based on useful lives of three to seven years. The depreciation expense is recorded in cost of sales.
The disclosure related to the conversion of a rental to a sale is as described above. Sales of equipment held for rental are reported as sales and cost of sales in our consolidated income statement and, based upon the guidance in SFAS 95, as gains on the sale of equipment held for rental in our consolidated statement of cash flows.
Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviewed its Equipment Held for Rental for any indicators of impairment at July 31, 2005 and a determination was made that none existed. We based our conclusion upon a review of the following events or changes in circumstances which may indicate that the carrying amount of the asset may not be recoverable.
•	A significant decrease in the market price of long-lived assets.

•	A significant adverse change in the extent or manner in which a long-lived asset is used, or in its physical condition.

•	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset.

•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset.

•	A current period operating or cash flow loss, combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.
We based our determination upon the facts that current market prices for used equipment and our utilization rates remain strong and the Company reported gains on sales of equipment held for rental.
Rental Purchase Guarantees – The third type of rental contract the Company enters into with its customers is where we lease equipment to the customer under terms that require not only periodic rental payments but also full payment for the equipment at a fixed price on a date certain. We disclose in our revenue recognition policy in the Notes to our Consolidated Financial Statements, Note 1 — Summary of Significant Accounting Polices.
“Revenue from certain equipment lease contracts is accounted for as sales-type leases. The present value of all payments, net of executory costs (such as legal fees), is recorded as revenue and the related cost of the equipment is charged to cost of sales. The associated interest is recorded over the term of the lease using the interest method.”
The resulting receivable is classified with Trade Accounts and Finance Receivables on the consolidated balance sheet as further detailed in Note 3 to the consolidated financial statements.
In accounting for Rental Purchase Guarantees, the Company first reviews the general requirements of SAB 101:
Revenue generally is realized or realizable and earned when all of the following criteria are met:
1.	Persuasive evidence of an arrangement exists
The Company has a rental agreement with a definitive and legal obligation of the customer to buy the equipment upon expiration of the rental.

2.	Delivery has occurred or services have been rendered
The Company has delivered the fully operational equipment.
3.	The seller’s price to the buyer is fixed or determinable, and

The rental agreement fixes the monthly rental and contains a fixed sale price at end of rental.

4.	Collectibility is reasonably assured.

The Company has reviewed the credit worthiness of the customer and determined that collectibility is reasonably assured.
The Company followed the guidance in SFAS 13, “Accounting for Leases” and determined that the transaction met the criteria to qualify as a sales type lease. Sales type leases are “leases that give rise to manufacturer’s or dealer’s profit (or loss) to the lessor” and that meet one or more of the criteria in paragraph 7 of SFAS 13 and both of the criteria in paragraph 8.
A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:
1.	Ownership is transferred to the lessee by the end of the lease term.

The purchase guarantee assures transfer of ownership.

2.	The lease contains a bargain purchase option.

The agreement does not provide for a bargain purchase option.

3.	The lease term is at least 75% of the property’s estimated remaining economic life. (This criterion is not applicable if 75% or more of the leased assets estimated economic life has elapsed as of the beginning of the lease term).

The agreements are not structured in a manner that would meet this criteria.

4.	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date, (This criterion is not applicable if 75% or more of the leased assets estimated economic life has elapsed as of the beginning of the lease term).

The present value of the minimum lease payments includes the final payment (purchase guarantee) and meets the 90% test.

The transaction meets the criteria in items one and four.
The Company also reviewed the criteria of paragraph 8 of SFAS 13 in order to recognize the sales type lease.
(1)	Collectibility of the minimum lease payments is reasonably predictable and assured, and
As stated above, the Company has reviewed the credit worthiness of the customer and determined that collectibility is reasonably assured.
(2)	No important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.
There are no important uncertainties surrounding the amount of unreimbursable costs yet to be incurred by the lessor under the lease
6. In this regard, we note that you enter into sales lease-back transactions with various customers.
•	Please tell us the terms of these agreements and identify those factors that lead to your conclusion that these leases are operating leases.

•	Please identify the counterparties involved in these arrangements.

•	To assist us in understanding your accounting, please provide us with sample journal entries showing how you record and account for the transactions.
Response:
We have not entered into any sale leaseback transactions with customers during the three-year period ended July 31, 2005 (i.e. the financial statement period covered by our 10-K).
Item 9A. Controls and Procedures, page 60
7. We note your statement that the company’s disclosure controls and procedures were effective “to the best of their knowledge.” Please note, however, that your effectiveness determination cannot only be based on the “best knowledge” of your CEO and CFO. Your management, with the participation of your principal executive officer and principal financial officer, must evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarter, and must disclose the results of each such evaluation in periodic report. Refer to Rule 13a-15 of the Exchange Act and Item 307 of Regulation S-K. Please file an amendment to your Form 10-K to revise your disclosure.

Response:
We acknowledge the Staff’s comment and will file an amendment to our Form 10-K to revise our disclosure. In the amendment, we will revise the disclosure under Item 9A to provide as follows:
Our Chief Executive Officer and Chief Financial Officer, with participation of other management, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.
8. Additionally we note your disclosure controls and procedures are “effective to ensure that information required to be disclosed in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response:
We acknowledge the Staff’s comment and will file an amendment to our Form 10-K to revise our disclosure. In the amendment, we will revise the disclosure under Item 9A to provide as follows:
Our Chief Executive Officer and Chief Financial Officer, with participation of other management, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.
Form 8-K filed September 23, 2005
9. We note your use of non-GAAP measures for net income “adjusted to eliminate the impact of expenses associated with the OmniQuip integration and early extinguishment of debt,” and operating income “before the impact of integration expenses” and “estimated net unrecovered steel costs.” Please revise future filings to reconcile these non-GAAP measures to their most directly comparable GAAP financial measure and disclose the reasons why management believes that each of the measures provides useful information to investors regarding your financial condition and results of operations. Refer to the guidance in Item 10(e)(1)(i) of Regulation S-K.
Response:
As an initial matter, we respectfully submit that the information included in the Form 8-K filed on September 23, 2005 was furnished under Item 7.01 and not filed. Accordingly, the Form 8-K is subject to Regulation G and not Item 10(e) of Regulation S-K. Applying Regulation G to the Form 8-K, as discussed below we respectfully submit that no additional disclosures are required.
Two of the three figures identified by the Staff’s comment, “expenses associated with the OmniQuip integration and early extinguishment of debt” and “integration expenses,” are adjustments to net income that are disclosed in accordance with Regulation G. Regulation G requires the following:
(1) A presentation of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).
The Form 8-K presents GAAP earnings per share and operating profit in equal or greater prominence with the non-GAAP earnings per share and operating profit measures. This disclosure may be found in the narrative text in the press release that is filed with the Form 8-K, as well as the dashboard data that may be found in the press release.
(2) A reconciliation, which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP.
The “Financial Dashboard” on page five of the press release includes the amounts for “integration” and “early extinguishment of debt” in tabular form. Moreover, the determination of the adjustments cited by the Staff’s comment are explained in detail in the Form 8-K. For example, these adjustments are preceded by the GAAP figure and are directly reconciled to that figure. See, for example, the disclosure in the first paragraph of the press release, which states that:
“Net income was $35.7 million, or $0.69 per diluted share, compared with net income of $15.3 million, or $0.35 per diluted share, in the prior year. Adjusted to eliminate the favorable impact of expenses associated with the OmniQuip integration, earnings for the fourth quarter were $0.72 per diluted share, versus $0.42 per diluted share in the prior year, a 71 percent increase.”

We provide similar disclosure with regard to the adjustment for integration expenses which follows the preceding quoted language:
“Adjusted to eliminate the favorable impact of a year-on-year reduction in acquisition integration expense, operating income improved to $61.9 million, or 10.9 percent of revenues, versus $36.9 million, or 8.7 percent of revenues, for the year-ago period.”
We believe that these disclosures, particularly when coupled with disclosures in the dashboard data that discloses the aggregate dollar and per share amounts, satisfy the reconciliation requirements of Regulation G.
We do not believe that the third item identified by the Staff’s comment, “estimated net unrecovered steel costs,” is a non-GAAP financial measure. As defined in Regulation G, a non-GAAP measure is a “numerical measure of a registrant’s historical or future financial performance, financial position or cash flows.” Examples of non-GAAP financial measures include income before restructuring charges, income before special items, earnings before interest, taxes, depreciation and amortization (EBITDA) and funds from operations (FFO).
Unlike these examples, “estimated net unrecovered steel costs” is not a measure of our performance. Rather we use “estimated net unrecovered steel costs” as an analytical reference, similar to how some companies might use commodity price or wage indices, to directionally gauge macroeconomic impacts on costs. We could instead refer to a third party steel price index, but no one index is well tailored to our business. In our production we use a variety of types of raw steel and manufactured steel components. Accordingly, we believe that our “estimated net unrecovered steel costs” better reflects this blend as well as the partially offsetting impact of our steel surcharges, and thus provides more meaningful information to investors than would reliance on a variety of other published indices. We explain our “estimated net unrecovered steel costs” in a footnote to our dashboard as follows:
“Net unrecovered steel cost is an estimate based upon a baseline average of steel prices per ton for various types of steel in fiscal 2004 compared to the impact of steel prices incurred for various types of steel. These estimates include assumptions regarding the steel content of and sources of our products and their components. The steel price increases are netted against steel surcharges invoiced to our customers.”
Importantly, our Form 8-K does not adjust income or any other GAAP measure for “estimated net unrecovered steel costs”. Consequently, we believe that Regulation G does not require additional disclosure with regard to this figure.

Finally, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments in connection with any of the foregoing please call me at (240) 420-1805 or John Cook, Chief Accounting Officer, at (240) 313-1850. Facsimile transmissions may be sent to either of us at (240) 313-1807.
Very Truly Yours,
/s/ James H. Woodward, Jr.
James H. Woodward, Jr.
Executive Vice President and
Chief Financial Officer
Copy to:
Martin James, Senior Assistant Chief Accountant
Eric Atallah, Staff Accountant
W. Andrew Jack, Covington & Burling
Keir Gumbs, Covington & Burling
David B. H. Martin, Covington & Burling
Rick Shortess, Ernst & Young
Michael McManmon, Ernst & Young
John W. Cook, JLG Industries, Inc.
Thomas D. Singer, JLG Industries, Inc.